Northern Lights Fund Trust

4020 South 147th Street

Omaha, NE 68137

November 21, 2011

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust (CIK No. 0001314414, File Nos. 333- 122917; 811- 21720) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust (the “Trust”) has determined that the amendment filed pursuant to Rule 497 on its behalf on November 21, 2011 (accession number 0000910472-11-0023291976) (the "Amendment") was made in error and that it is in the best interests of the Trust and the public that the filing be withdrawn.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to JoAnn Strasser at Thompson Hine LLP, counsel to the Trust at (513) 352-6725.

Very truly yours,
/s/Andrew Rogers
Andrew Rogers
President, Northern Lights Fund Trust